

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): July 29, 2009

THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On July 29, 2009, The Dixie Group, Inc. issued a press release reporting results for the second quarter ended June 27, 2009.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Press Release, dated July 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2009   **THE DIXIE GROUP, INC.**

                                      By: /s/ Gary A. Harmon

                                      Gary A. Harmon
                                      Chief Financial Officer

EXHIBIT 99.1



CONTACT: Gary A. Harmon
            Chief Financial Officer
            (706) 876-5851
            gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS SECOND QUARTER 2009 RESULTS

CHATTANOOGA, Tenn. (July 29, 2009) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the second quarter and six months ended June 27, 2009. For the second quarter of 2009, the Company reported a loss from continuing operations of $984,000, or $0.08 per diluted share, compared with income from continuing operations of $1,283,000, or $0.10 per diluted share, for the second quarter of 2008. Sales for the second quarter of 2009 were $52,572,000, down 32% from $77,155,000 in the year-earlier quarter.

For the six months ended June 27, 2009, the loss from continuing operations was $36,425,000, or $2.97 per diluted share, compared with income from continuing operations of $1,365,000, or $0.11 per diluted share for the first half of 2008.   Sales for the year-to-date period in 2009 were $100,211,000, down 32% from $147,877,000 reported in the prior-year period.

Results for the second quarter of 2009 were affected by $117,000 of pre-tax costs for facility consolidations and severance expenses related to the implementation of the Company's cost-reduction plans. Lower inventories in 2009 resulted in liquidations of LIFO inventory carried at lower costs established in prior years, increasing pre-tax income by $1,020,000 for the second quarter and first six months of 2009. Results for the first half of 2009 were also affected by the write-off of the Company's remaining goodwill, together with facility consolidation and severance expenses. For the first half of 2009 these expenses aggregated $33,138,000, of which $31,406,000 were non-cash.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "In the second quarter, we experienced the normal seasonal increase in business, with sales up 10% over first quarter levels; however, market weakness continues, and we are not sure when to expect volumes to improve.

"The actions taken to reduce costs in 2008 and 2009 have resulted in 25% fewer associates and approximately $15 million in cost reductions, which has had a positive impact on our second quarter results; however, at current business activity levels, we need to reduce expenses further in order to become profitable.

"To achieve this objective, we are embarking on a realignment of our organizational structure, which will result in additional cost reductions in the third and fourth quarters. These actions are intended to reduce expenses by approximately $8.0 to $10.0 million for 2010 from current levels.

"We will combine our three residential carpet units into one business with three distinct brands. As a result, our residential business will be organized much like our commercial carpet business and more like the rest of the industry.

"Under the new structure, Kennedy Frierson will become Chief Operating Officer of the Company with responsibility for all sales and manufacturing. Paul Comiskey will assume leadership of residential sales and marketing, and Ken Dempsey will continue leading commercial sales and marketing.

"The new structure should enable us to improve our responsiveness to customers' changing needs and market conditions as well as enhance our operating capability, while significantly reducing costs. We will continue to build and invest in our brands – Masland Residential, Fabrica, Dixie Home, Masland Contract, and Whitespace; each has a distinct character and each is designed to appeal to and attract different customers.

"Gary Harmon has announced his plans to retire as Chief Financial Officer at the end of third quarter. He has agreed to be a consultant to Dixie for a two-year period following his retirement and will be replaced by Jon Faulkner, who currently serves as Vice President – Planning and Development. Jon will continue to be responsible for strategic planning in addition to his new duties as Chief Financial Officer.

"David Polley, Vice President – Marketing, will be retiring from Dixie in the fourth quarter," Frierson concluded.

The Company's loss from discontinued operations was $83,000, or $0.01 per diluted share, for the second quarter of 2009, compared with income from discontinued operations of $3,000, or $0.00 per diluted share, for the second quarter of 2008. Including discontinued operations, the Company reported a net loss of $1,067,000, or $0.09 per diluted share, for the second quarter of 2009 compared with net income of $1,286,000, or $0.10 per diluted share, for the year-earlier period. For the first half of 2009, the Company's loss from discontinued operations was $199,000, or $0.02 per diluted share, compared with a loss of $66,000, or $0.01 per diluted share, in the prior-year period. Including discontinued operations and the aforementioned unusual costs, the Company reported a net loss of $36,624,000, or $2.99 per diluted share, for the first six months of fiscal 2009 compared with net income of $1,299,000, or $0.10 per diluted share, for the year-earlier period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on July 29, 2009. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-1449 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 4102781 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Six Months Ended	
	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008
NET SALES	$ 52,572	$ 77,155	$ 100,211	$ 147,877
Cost of sales	38,231	54,602	76,255	104,767
GROSS PROFIT	14,341	22,553	23,956	43,110
Selling and administrative expenses	14,864	19,078	30,481	38,021
Other operating income	(306)	(88)	(348)	(236)
Other operating expense	124	181	305	368
Facility consolidation and severance expenses	117	---	1,732	---
Impairment of goodwill	---	---	31,406	---
OPERATING INCOME (LOSS)	(458)	3,382	(39,620)	4,957
Interest expense	1,410	1,454	2,896	2,930
Other income	(14)	(121)	(319)	(182)
Other expense	---	17	21	26
Income (loss) from continuing operations before income taxes	(1,854)	2,032	(42,218)	2,183
Income tax provision (benefit)	(870)	749	(5,793)	818
Income (loss) from continuing operations	(984)	1,283	(36,425)	1,365
Income (loss) from discontinued operations, net of tax	(83)	3	(199)	(66)
NET INCOME (LOSS)	$ (1,067)	$ 1,286	$ (36,624)	$ 1,299
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ (0.08)	$ 0.10	$ (2.97)	$ 0.11
Discontinued operations	(0.01)	0.00	(0.02)	(0.01)
Net income (loss)	$ (0.09)	$ 0.10	$ (2.99)	$ 0.10
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ (0.08)	$ 0.10	$ (2.97)	$ 0.11
Discontinued operations	(0.01)	0.00	(0.02)	(0.01)
Net income (loss)	$ (0.09)	$ 0.10	$ (2.99)	$ 0.10
Weighted-average shares outstanding:				
Basic	12,287	12,549	12,261	12,599
Diluted	12,287	12,655	12,261	12,711

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	June 27, 2009		December 27, 2008
ASSETS	*(Unaudited)*		
Current Assets			
Cash and cash equivalents	$ 208	$	113
Receivables, net	25,291		32,976
Inventories	63,643		75,167
Other	6,645		5,893
Total Current Assets	95,787		114,149
Net Property, Plant and Equipment	88,668		94,060
Goodwill	---		33,406
Other Assets	10,796		11,048
TOTAL ASSETS	$ 195,251	$	252,663
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued expenses	$ 28,742	$	27,691
Current portion of long-term debt	8,772		8,832
Total Current Liabilities	37,514		36,523
Long-Term Debt			
Senior indebtedness	57,924		68,549
Capital lease obligations	1,071		1,806
Convertible subordinated debentures	12,162		14,662
Deferred Income Taxes	4,314		10,713
Other Liabilities	10,692		12,822
Stockholders' Equity	71,574		107,588
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 195,251	$	252,663

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